[LETTERHEAD OF PLANETLINK COMMUNICATIONS, INC]

May 8, 2006


Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

      Re:   PlanetLink Communications, Inc
            Post-Effective Amendment to the Registration Statement on Form S-8 filed on January 20, 2006
            File Number: 333-127152


To Whom It May Concern:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), PlanetLink Communications, Inc. (the" Registrant") hereby respectively requests that the Securities and Exchange Commission consent to the withdrawal of the Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-127152) filed on January 20, 2006 (the "Amendment to the Registration Statement"). The Registrant does not want to withdraw the original S-8 filing made on August 3, 2005.

The Registrant further requests that, pursuant to Rule 477 (c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Amendment to the Registration Statement in the following manner:
"Withdrawn upon the request of the Registrant, the Commission consenting thereto."

Please forward copies of the order consenting to the withdrawal of the Amendment to the Registration Statement to the undersigned at 1415 Bookhout Drive, Cumming, Georgia 30041, and Amy Trombly, Esq. 1320 Centre Street, Suite 202, Newton MA 02459. If you have any questions regarding this request, please call Ms. Amy Trombly at 617-243-0060.

Thank you for your assistance.

Very truly yours,

PlanetLink Communications, Inc.


/s/ M. Dewey Bain
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M. Dewey Bain
President, Chief Exeuctive Officer, Interim Chief Financial Officer